BC FORM 51-901F

SCHEDULE A

GOLDEN PEAKS RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
JANUARY 31, 2004

(Unaudited - Prepared by Management)

GOLDEN PEAKS RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	As at January 31, 2004 $	As at April 30, 2003 $ (Audited)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	893,530	1,526,546
Amounts receivable and prepaids	41,411	31,971
Marketable securities (market value $76,149)	53,136	209,590
	988,077	1,768,107
EQUIPMENT	17,891	20,416
MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (Note 3)	1,489,058	3,811,204
DEFERRED SHARE ISSUE COSTS (Note 8)	6,804	-
	2,501,830	5,599,727
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	116,446	133,060
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	9,099,503	9,099,503
CONTRIBUTED SURPLUS	114,731	25,826
DEFICIT	(6,828,850)	(3,658,662)
	2,385,384	5,466,667
	2,501,830	5,599,727

APPROVED BY THE BOARD

"Scott Emerson", Director

"Nick DeMare", Director

The accompanying notes are an integral part of these interim consolidated financial statements.

GOLDEN PEAKS RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE NINE MONTHS ENDED JANUARY 31

(Unaudited - Prepared by Management)

	Three Months Ended January 31,		Nine Months Ended January 31,	
	2004	2003	2004	2003
	$	$	$	$
EXPENSES				
Accounting and administration	2,720	1,725	13,085	10,525
Management fees	15,000	15,000	45,000	45,000
Amortization	1,432	4,430	5,708	13,082
Audit and legal	1,763	1,899	2,101	8,451
Bank charges and interest	187	205	618	672
Consulting	-	5,000	-	5,000
Filing fees and transfer agent	4,459	1,585	11,628	10,517
Office and general	6,868	2,139	20,022	27,362
Office rent	5,424	5,718	17,188	17,049
Shareholder communications	1,582	883	7,398	8,170
Salaries and benefits	17,108	14,322	46,067	44,962
Stock-based compensation	74,569	2,673	88,905	2,673
Travel and related costs	11,825	13,901	12,069	18,973
	142,937	69,480	269,789	212,436
LOSS BEFORE THE FOLLOWING	(142,937)	(69,480)	(269,789)	(212,436)
INTEREST INCOME	4,240	2,608	18,556	17,686
WRITE-OFF OF MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS	(2,877,302)	-	(2,877,302)	
GAIN (LOSS) ON SALE OF MARKETABLE SECURITIES	6,645	-	(8,760)	3,919
PROVISION ON MARKETABLE SECURITIES	-	-	(21,146)	
FOREIGN EXCHANGE GAIN (LOSS)	(2,306)	8,922	(11,747)	7,117
LOSS FOR THE PERIOD	(3,011,660)	(57,950)	(3,170,188)	(183,714)
DEFICIT - BEGINNING OF PERIOD	(3,817,190)	(3,514,320)	(3,658,662)	(3,388,556)
DEFICIT - END OF PERIOD	(6,828,850)	(3,572,270)	(6,828,850)	(3,572,270)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.190)	(0.004)	(0.200)	(0.012)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	15,829,946	15,765,946	15,829,946	15,765,946

The accompanying notes are an integral part of these interim consolidated financial statements.

GOLDEN PEAKS RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED JANUARY 31
(Unaudited - Prepared by Management)

	Three Months Ended January 31,		Nine Months Ended January 31,	
	2004	2003	2004	2003
	$	$	$	$
CASH FLOWS FROM (USED IN)				
OPERATING ACTIVITIES				
Net loss for the period	(3,011,660)	(57,950)	(3,170,188)	(183,714)
Items not involving cash				
Amortization	1,432	4,430	5,708	13,082
Write-off of mineral properties and deferred exploration costs	2,877,302	-	2,877,302	-
Provision on marketable securities	-	-	21,146	-
Loss (gain) on sale of marketable securities	(6,645)	-	8,760	(3,919)
Stock-based compensation	74,569	2,673	88,905	2,673
	(65,002)	(50,847)	(168,367)	(171,878)
Decrease (increase) in amounts receivable and prepaids	30,059	(6,122)	(9,440)	(12,347)
Increase (decrease) in accounts payable and accrued liabilities	(2,320)	15,629	(16,614)	(87,163)
	(37,263)	(41,340)	(194,421)	(271,388)
INVESTING ACTIVITIES				
Expenditures on mineral properties and deferred exploration costs	(101,076)	(224,962)	(552,985)	(736,699)
Purchase of equipment	-	(3,883)	(5,354)	(8,868)
Proceeds on sale of marketable securities	59,783	-	126,548	669,252
	(41,293)	(228,845)	(431,791)	(76,315)
FINANCING ACTIVITY				
Share issue costs	(6,804)	-	(6,804)	-
DECREASE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	(85,360)	(270,185)	(633,016)	(347,703)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	978,890	1,991,794	1,526,546	2,069,312
CASH AND CASH EQUIVALENTS - END OF PERIOD	893,530	1,721,609	893,530	1,721,609

The accompanying notes are an integral part of these interim consolidated financial statements.

GOLDEN PEAKS RESOURCES LTD.

INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE NINE MONTHS ENDED JANUARY 31

(Unaudited - Prepared by Management)

	2004						2003
	Sierra de las Minas $	Nik Claim $	Tanque Negro Project $	La Fortuna Project $	Others $	Total $	Total $
EXPENDITURES DURING THE PERIOD							
Accounting	-	9,454	1,232	1,232	1,232	13,150	11,232
Airfares and travel	-	1,834	19,439	5,512	5,742	32,527	40,387
Amortization	-	2,171	-	-	-	2,171	-
Assaying	-	7,774	12,157	-	-	19,931	75,583
Backhoe	-	-	-	-	-	-	1,997
Communications	-	1,478	662	419	498	3,057	2,481
Sampling		-	62,367	-	-	62,367	-
Drilling	-	-	139,717	-	-	139,717	282,919
Equipment and supplies	-	469	1,566	-	-	2,035	1,123
Field personnel and supervision	-	29,007	49,868	23,303	8,332	110,510	171,900
Geochemistry	-	2,067	-	-	-	2,067	-
IVA refundable tax	-	8,048	32,159	-	-	40,207	65,213
Satellite imaging	-	-	5,489	-	-	5,489	-
Land management	-	1,289	1,796	1,796	1,796	6,677	2,722
Legal	-	15,307	236	236	236	16,015	13,022
Magnetic / IP survey	-	15,829	3,649	-	5,422	24,900	-
Maps, logs and related costs	-	5,818	2,040	1,809	3,833	13,500	18,024
Professional fees and consulting	-	-	-	-	-	-	300
Project management fees	-	11,250	11,250	-	-	22,500	22,500
Transportation	-	718	10,149	1,539	2,726	15,132	25,635
	-	112,513	353,776	35,846	29,817	531,952	735,038
LESS: WRITE-OFF	(2,805,797)	-	(71,505)	-	-	(2,877,302)	-
	(2,805,797)	112,513	282,271	35,846	29,817	(2,345,350)	735,038
BALANCE - BEGINNING OF PERIOD	3,329,999	-	5,407	-	-	3,335,406	2,526,661
BALANCE - END OF PERIOD	524,202	112,513	287,678	35,846	29,817	990,056	3,261,699

The accompanying notes are an integral part of these interim consolidated financial statements.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral properties and deferred exploration costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	January 31, 2004			April 30, 2003		
	Mineral Property	Deferred Exploration Costs (see schedule)	Total Costs	Mineral Property	Deferred Exploration Costs	Total Costs
	$	$	$	$	$	$
Sierra de las Minas Project	475,798	524,202	1,000,000	475,798	3,329,999	3,805,797
Nik Claim	-	112,513	112,513	-	-	-
Tanque Negro Project	-	287,678	287,678	-	5,407	5,407
La Fortuna Project	20,473	35,846	56,319	-	-	-
Others	2,731	29,817	32,548	-	-	-
	499,002	990,056	1,489,058	475,798	3,335,406	3,811,204

(a) *Sierra de las Minas Project*

The Company and Mitsubishi Materials Corp. ("Mitsubishi") currently hold 70% and 30% joint venture interests, respectively, in a group of exploration properties, located in Northwest Argentina, known collectively as the Sierra de las Minas Project. The Sierra de las Minas Project covers approximately 13,389 hectares and consists of 31 properties.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

(Unaudited - Prepared by Management)

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (continued)

In February 2003, the Company received notice from Mitsubishi that it was divesting itself of all junior exploration projects. As a result, Mitsubishi is not participating in the funding of the Phase V program. Mitsubishi's interest will be diluted in accordance with the joint venture agreement as exploration continues to be conducted.

During the nine month period ended January 31, 2004, the Company reviewed the carrying values of the Sierra de las Minas Project and made a decision to write-down the carrying cost to $1,000,000 to better reflect management's estimate of the intrinsic value of the Sierra de las Minas Project.

(b) *Nik Claim*

The Nik Claim consists of one cateo comprising 2,900 hectares, located in the province of La Rioja, Argentina. The Nik Claim was staked by the Company and is 100% owned.

(c) *Tanque Negro Project*

The Tanque Negro Project comprises of:

(i) Tangue Negro Property

In February 2003, the Company entered into an option agreement to acquire up to 100% of the Tanque Negro Property from Rio Tinto Mining and Exploration Ltd ("Rio Tinto"). The Tanque Negro Property covers 1,600 hectares and is located in the province of Rio Negro, Argentina, The Company may acquire an initial 70% interest in the property by expending US $1 million on exploration and making option payments totalling US $70,000, all over a four year period. Upon earning the initial 70% interest, the Company may elect to earn a 100% interest in the property by completing a bankable feasibility study over three years, or may elect to fund its 70% share of a joint venture with Rio Tinto. If the Company acquires a 100% interest in the property, Rio Tinto will retain a 2% net smelter royalty, half of which can be purchased for US $1 million within 90 days of the completion of the bankable feasibility study.

The Company has incurred the US $100,000 minimum work expenditure required for the 2004 fiscal year.

(ii) *Ely Property*

In May 2003, the Company entered into option agreements to acquire 50% interests in up to four mineral concessions, covering 26,494 hectares, located in the province of Rio Negro, Argentina. The Company could acquire the 50% interests in the concessions by expending up to US $1,000,000 over a three year period. During the nine month period ended January 31, 2004, the Company determined to terminate the option agreement and returned the mineral concession to the vendor. Accordingly, the Company wrote-off $71,505 costs associated with the Ely Project.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

(Unaudited - Prepared by Management)

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (continued)

(d) *La Fortuna Property*

In January 2004, the Company entered into an option agreement to acquire a 100% interest in the La Fortuna Property, located in the province of Chubut, Argentina. The property covers approximately 5,000 hectares.

The Company may acquire a 100% interest in the La Fortuna Property by making option payments totalling US $350,000 over three years and paying US $1 per ounce of proven economically recoverable gold or silver equivalent to a maximum of US $4 million. The option is deemed to be exercised after five years. A minimum of US $1 million is payable after 3.5 years. The remaining monies are payable if and when additional ounces of proven and economically recoverable gold or silver equivalent are identified.

4. STOCK-BASED COMPENSATION

During the nine months ended January 31, 2004, the Company granted stock options to purchase 650,000 shares, exercisable at prices ranging from $0.56 per share to $0.85 per share and expiring at various times until January 2006.

For stock-based compensation granted to consultants and other non-employees, Section 3870 requires the application of the fair value method of accounting. As a result, the Company has recognized compensation expense of $88,905 for the stock options.

As the Company did not adopt the fair value method of accounting for stock options granted to employees and directors, Section 3870 requires disclosure of pro-forma amounts that reflect the impact as if the Company had adopted the fair value based method of accounting. Had compensation costs for the Company's stock options granted to the employee been accounted for under the fair value method, the Company's net loss and loss per share would have increased as follows:

	2004 $
Net loss	
- as reported	(3,170,188)
- pro-forma	(3,277,708)
Basic and diluted loss per common share	
- as reported	(0.20)
- pro-forma	(0.21)

The fair value of stock options granted to the employee is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.50% - 3.15%
Estimated volatility	81.67% - 86.23%
Expected life	1 year

The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, to the Company's employee was $0.36 per share.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

(Unaudited - Prepared by Management)

4. **STOCK-BASED COMPENSATION** (continued)

The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option-pricing models require the use of estimates and assumptions including the expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect the fair value estimates.

5. **SHARE CAPITAL**

Authorized: 100,000,000 common shares without par value

Issued:	Number of Shares	Amount $
Balance - Beginning and end of period	15,829,946	9,099,503

(a) A summary of share option activity during the nine months ended January 31, 2004 is as follows:

	Number of Shares	Weighted Average Exercise Price $
Balance - April 30, 2003	1,005,000	0.85
Granted	650,000	0.61
Expired	(425,000)	0.85
Cancelled	(25,000)	0.56
Balance - January 31, 2004	1,205,000	0.73

The following table summarizes information about the share options outstanding and exercisable at January 31, 2004:

Range of Exercise Prices $	Number of Options Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise price $
0.85	580,000	0.21 years	0.85
0.85	25,000	1.42 years	0.85
0.56	400,000	1.73 years	0.56
0.70	200,000	1.93 years	0.70
	1,205,000		

(b) The following table summarizes information about the warrants outstanding at January 31, 2004:

Number of Warrants Outstanding	Exercise Price $	Expiry Date
208,000	1.50	Dec. 24, 2004
625,000	1.50	Feb. 08, 2005
459,480	2.00	Mar. 28, 2005
64,000	0.69	Apr. 03, 2005
1,356,480		

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

(Unaudited - Prepared by Management)

6. RELATED PARTY TRANSACTIONS

During the nine months ended January 31, 2004, the Company was charged $59,837 (2003 - $58,841) by companies controlled by certain directors of the Company for accounting, administrative and management services provided. The Company was also charged $85,500 (2003 - $66,600) by companies controlled by directors for project supervision and management fees. As at January 31, 2004, $86,855 remained unpaid and is included in accounts payable and accrued liabilities.

7. SEGMENTED INFORMATION

Substantially all of the Company's operations are in one industry, the exploration for gold. Management reviews the financial results according to expenditures by property. The Company's current mineral properties are located in Argentina and its corporate assets are located in Canada.

	Nine Months Ended January 31, 2004		
	Corporate $	Mineral Operations $	Consolidated $
Identifiable assets			
Current assets	963,671	24,406	988,077
Equipment	10,798	7,093	17,891
Mineral properties and deferred exploration costs	-	1,489,058	1,489,058
Deferred share issue costs	6,804	-	6,804
	981,273	1,520,557	2,501,830
Mineral property and deferred exploration costs additions	-	555,156	555,156

8. SUBSEQUENT EVENT

Subsequent to January 31, 2004, the Company entered into an engagement letter to conduct a private placement, of up to 5,000,000 units, at a price of $1.00 per unit, for total gross proceeds of up to $5,000,000. Each unit will consist of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to acquire one additional common share of the Company for a period of two years at a price of $1.25 if exercised in year one and $1.50 if exercised in year two.

The Company has agreed to pay a cash commission of 5% of the gross proceeds of the offering and has agreed to grant broker's warrants equal to 5% of the number of units sold. Each broker's warrant will be exercisable into one common share, for a period of two years, at the same exercise price as the warrants. Completion of the proposed private placement is subject to regulatory approval. As at January 31, 2004, the Company has incurred $6,800 costs associated with the private placement financing.

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

1.(a) GENERAL AND ADMINISTRATIVE

General and administrative expenses for the nine months ended January 31, 2004:

	$
Accounting and administration	13,085
Management fees	45,000
Amortization	5,708
Audit and legal	2,101
Bank charges and interest	618
Filing fees and transfer agent	11,628
Office and general	20,022
Office rent	17,188
Shareholder communications	7,398
Salaries and benefits	46,067
Stock-based compensation	88,905
Travel and related costs	12,069
	269,789

1.(b) RELATED PARTY TRANSACTIONS

During the nine months ended January 31, 2004, the Company was charged $59,837 (2003 - $58,841) by companies controlled by certain directors of the Company for accounting, administrative and management services provided. The Company was also charged $85,500 (2003 - $66,600) by companies controlled by directors for project supervision and management fees. As at January 31, 2004, $86,855 remained unpaid and is included in accounts payable and accrued liabilities.

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

1.(c) MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	2004						2003
	Sierra de las Minas $	Nik Claim $	Tanque Negro Project $	La Fortuna Project $	Others $	Total $	Total $
MINERAL PROPERTY COSTS							
Option payments	-	-	-	20,473	2,731	23,204	-
Land payments	-	-	-	-	-	-	2,658
Balance - beginning of period	475,798	-	-	-	-	475,798	460,242
Balance - end of period	475,798	-	-	20,473	2,731	499,002	462,900
DEFERRED EXPLORATION COSTS							
Accounting	-	9,454	1,232	1,232	1,232	13,150	11,232
Airfares and travel	-	1,834	19,439	5,512	5,742	32,527	40,387
Amortization	-	2,171	-	-	-	2,171	-
Assaying	-	7,774	12,157	-	-	19,931	75,583
Backhoe	-	-	-	-	-	-	1,997
Communications	-	1,478	662	419	498	3,057	2,481
Sampling		-	62,367	-	-	62,367	-
Drilling	-	-	139,717	-	-	139,717	282,919
Equipment and supplies	-	469	1,566	-	-	2,035	1,123
Field personnel and supervision	-	29,007	49,868	23,303	8,332	110,510	171,900
Geochemistry	-	2,067	-	-	-	2,067	-
IVA refundable tax	-	8,048	32,159	-	-	40,207	65,213
Satellite imaging	-	-	5,489	-	-	5,489	-
Land management	-	1,289	1,796	1,796	1,796	6,677	2,722
Legal	-	15,307	236	236	236	16,015	13,022
Magnetic / IP survey	-	15,829	3,649	-	5,422	24,900	-
Maps, logs and related costs	-	5,818	2,040	1,809	3,833	13,500	18,024
Professional fees and consulting	-	-	-	-	-	-	300
Project management fees	-	11,250	11,250	-	-	22,500	22,500
Transportation	-	718	10,149	1,539	2,726	15,132	25,635
	-	112,513	353,776	35,846	29,817	531,952	735,038
LESS: WRITE-OFF	(2,805,797)	-	(71,505)	-	-	(2,877,302)	-
	(2,805,797	112,513	282,271	35,846	29,817	(2,345,350)	735,038
BALANCE - BEGINNING OF PERIOD	3,329,999	-	5,407	-	-	3,335,406	2,526,661
BALANCE - END OF PERIOD	524,202	112,513	287,678	35,846	29,817	990,056	3,261,699
TOTAL	1,000,000	112,513	287,678	56,319	32,548	1,489,058	3,724,599

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

2.(a) NO SECURITIES WERE ISSUED DURING THE NINE MONTHS ENDED JANUARY 31, 2004.

2.(b) OPTIONS GRANTED DURING THE NINE MONTHS ENDED JANUARY 31, 2004.

Date Granted	Number of Shares	Type of Option	Name	Exercise Price $	Expiry Date
Jun. 30, 2003	25,000	Employee	R. Milanese	$0.85	Jun. 30, 2005
Oct. 24, 2003	200,000	Director	S. Emerson	$0.56	Oct. 24, 2005
Oct. 24, 2003	100,000	Director	K. Downes	$0.56	Oct. 24, 2005
Oct. 24, 2003	25,000	Consultant	G. Roste	$0.56	Oct. 24, 2005
Oct. 24, 2003	75,000	Director	N. DeMare	$0.56	Oct. 24, 2005
Oct. 24, 2003	25,000	Consultant	M. Kordysz	$0.56	Oct. 24, 2005
Jan. 06, 2004	200,000	Consultant	Well Star Capital Ltd.	$0.70	Jan. 06, 2006
	650,000				

3.(a) AUTHORIZED AND ISSUED CAPITAL AS AT JANUARY 31, 2004

Class	Par Value	Authorized Number	Issued Number	Issued Amount
Common	Without Par Value	100,000,000	15,829,946	$9,099,503

3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT JANUARY 31, 2004

Security	Number	Exercise Price $	Expiry Date
Options	580,000	0.85	April 15, 2004
Options	25,000	0.85	June 30, 2005
Options	400,000	0.56	October 24, 2005
Options	200,000	0.70	January 06, 2006
	1,205,000		
Warrants	208,000	1.50	December 24, 2004
Warrants	625,000	1.50	February 8, 2005
Warrants	459,480	2.00	March 28, 2005
Warrants	64,000	0.69	April 3, 2005
	1,356,480		

3.(c) SHARES HELD IN ESCROW OR SUBJECT TO POOLING AS AT JANUARY 31, 2004

None.

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JANUARY 31, 2004

3.(d) LIST OF DIRECTORS AND OFFICERS AS AT JANUARY 31, 2004

Directors:
- Kieran Downes
- Scott Emerson
- Nick DeMare
- Gil Leathley

Officers:
- Kieran Downes, President
- Scott Emerson, Chairman and CEO
- Wing Jang, Corporate Secretary

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JANUARY 31, 2004

Introduction

Golden Peaks' corporate strategy is to acquire, or have the right to acquire, a 100% interest in advanced projects which have the potential to host large, high- grade gold deposits. The Company has assembled a portfolio of Argentine mineral properties which meet these criteria, and is continuing to aggressively pursue additional gold properties of merit in Argentina.

Golden Peaks is well financed and has an established presence in Argentina. The Company is currently finalizing a major financing which will allow it to conduct significant diamond drilling programs on all of its projects.

Description of Business

The Company's shares are listed and posted for trading on the TSX Venture Exchange as a Tier 1 issuer. The Company is involved in mineral exploration, with its primary assets located in Argentina. The Company intends to continue exploring for economic gold and silver mineralization in Argentina. The Company's strategy continues to be the identification and acquisition of exploration opportunities, which have the potential to deliver world-class discoveries.

Brokered Private Placement

On February 20, 2004, Golden Peaks announced that it has entered into an engagement letter with Ocean Equities Ltd. ("Ocean Equities"), a U.K. based securities firm, specializing in the resource sector, respecting a best efforts offering of securities of the Company by way of private placement for total gross proceeds of up to $5,000,000. The offering consists of approximately 5,000,000 units (the "Units"). Each Unit is priced at $1.00 and consists of one common share of the Company and one non-transferable share purchase warrant (a "Warrant"), with each Warrant entitling the holder to acquire one additional common share of the Company for a period of two years at a price of $1.25 if exercised in year one and $1.50 if exercised in year two. In consideration for providing its services, Golden Peaks has agreed to pay to Ocean Equities, on closing, a cash commission of 5% of the gross proceeds of the offering. In addition, Golden Peaks has agreed to grant broker's warrants equal to 5% of the gross number of Units sold, to be issued at Closing, as well as reasonable expenses incurred in connection with the offering. Each broker's warrant is exercisable into one common share for a period of two years at the same exercise price as the Warrants included in the Units.

Exploration Update

Nik Project, La Rioja Province, Argentina

The Nik project is located 70 km. south of town of Chepes, in the province of La Rioja at an elevation of approximately 1,000 meters ASL. The Company owns a 100% interest in the 2,900 hectare property. Gold mineralization in the JV district, of the company's Sierra de las Minas project, is peripheral and tensional to the intersection of the NW-trending Vallecito Structural Zone (a regional mineralized structure) and the NE-trending range front fault of the Sierra de las Minas massif. The Nik project covers this major structure which is located at the center of a 5 kilometer diameter aeromagnetic structure, possibly representing an intrusive/volcanic center of Tertiary age. In 2003, the target was surveyed with ground magnetics and induced polarization. The greatest structural complexity occurs within the central 1.5 kilometer segment where the principal structures intersect. Induced polarization shows chargeability responses associated with all of the target structures interpreted from magnetics. The area has never been drilled. The Company plans to drill these targets in 2004.

La Fortuna Project, Chubut Province, Argentina

In January 2004 the Company announced that it had entered into an agreement to acquire a 100% interest in the La Fortuna property, located in the province of Chubut, Argentina. Under the terms of the option agreement Golden Peaks may acquire a 100% interest in the property by making option payments totaling US $350,000 over three years and paying US $1 per ounce of proven and economically recoverable Au or Ag equivalent to a maximum of US $4 million. The option is deemed to be exercised after 5 years. A minimum of U.S.$1 million is payable after 3.5 years. The remaining monies are payable if and when additional ounces of proven and economically recoverable Au or Ag equivalent are identified.

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JANUARY 31, 2004

Exploration Update (continued)

The property, which covers approximately 5,000 hectares, is highly prospective for epithermal gold-silver mineralization. Two large gold-mineralized structures (the CB (1,200 meters long) and CR (2,700 meters long)) are currently recognized and major new structures were identified for ground follow-up through analysis of satellite imagery. All of the structures have associated gold- in-stream sediment anomalies.

CB Structure

The CB structure contains three levels of old mine workings which date from the 1930's onwards. The structure comprises an altered hydrothermal breccia cemented with quartz, calcite and pervasive silicification which carries chalcopyrite, malachite-azurite, pyrite, sphalerite and galena. Sampling of the old workings by Minera Mincorp S.A. (a subsidiary of Anglo American Corp.) in 1990-91 returned the following intersections:

Lower Level

Gold (g/t)	Silver (g/t)	Copper (%)	Zinc (%)	Lead (%)	Width (m)
11.90	8.30	-	2.03	7.60	4.00
10.56	16.84	0.15	1.19	1.91	17.40
5.45	17.71	-	4.29	4.44	2.56
1.56	11.70	-	2.00	2.80	8.00
1.78	14.60	0.12	2.35	3.35	8.00
1.37	16.70	0.07	0.62	1.64	10.00

Middle Level

Gold (g/t)	Silver (g/t)	Copper (%)	Zinc (%)	Lead (%)	Width (m)
2.68	8.72	0.10	2.21	2.41	13.00

Three holes drilled by Minera Mincorp intersected significant gold mineralization :

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
H-8	0.0	5.0	5.0	9.82	8.90	0.04	1.02	0.27
H-9	0.5	5.5	5.0	3.44	11.80	0.11	1.80	1.21
H-10	115.9	129.9	14.0	0.52	1.36	0.01	0.09	0.06

CR Structure

The five auriferous quartz veins/breccias (A, B, C, D, F & G) of the CR structure were discovered by Minera Mincorp S.A.(1991-92). The veins comprise quartz and chalcedony with pyrite and chalcopyrite. In general there is strong oxidation represented by boxwork goethite, haematite and jarosite, as well as malachite. The better intersections from surface sampling include:-

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JANUARY 31, 2004

Exploration Update (continued)

Vein A

Sample	Au (g/t)	Ag (g/t)	Cu (%)	Width (m)
A2	10.50	26.0	1.45	0.50
A4	4.75	–	0.42	3.00
A5	29.80	–	0.81	0.86

Vein B

Sample	Au (g/t)	Ag (g/t)	Cu (%)	Width (m)
B9	5.70	6.8	0.10	5.00
B12	7.47	–	1.00	0.50
B13	2.17	5.2	0.62	1.30
B16	1.12	–	0.10	0.90
B17	1.34	–	0.20	5.00

Vein C

This is a 25 meter long exposure of hydrothermal breccia. The average grades are:

2.34 g/t Au & 0.10% Cu over 1.0 meter

Vein D

Sample	Au (g/t)	Cu (%)	Width (m)
D2	9.60	0.71	1.00
D4	2.14	–	3.00

Vein E

Sample	Au (g/t)	Ag (g/t)	Cu (%)	Width (m)
E10	1.34	24.0	2.17	1.30
E14	3.87	6.7	0.41	0.20

Vein F

Sample	Au (g/t)	Ag (g/t)	Cu (%)	Width (m)
F2	3.14	9.90	0.46	0.90
F2	38.50	27.00	3.00	1.30
F3	10.60	–	0.75	1.30
F4	20.78	21.00	0.35	1.40
F5	18.40	–	1.50	1.50
F6	13.50	–	0.20	2.80
F7	2.72	7.70	2.80	1.40

A chip sample collected by Golden Peaks assayed 48 g/t gold and 38.3 g/t silver over 2.0 meters.

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JANUARY 31, 2004

Vein G

Sample	Au (g/t)	Ag (g/t)	Cu (%)	Width (m)
G1	3.18	--	0.11	4.00
G2	16.80	--	--	2.00
G3	8.70	7.00	0.10	6.00
G4	5.59	8.80	--	0.80
G5	5.12	--	--	1.30

Vein H

Sample	Au (g/t)	Ag (g/t)	Cu (%)	Width (m)
H1	12.50	6.10	0.26	2.00
H2	26.20	6.00	0.15	4.00
H3	1.33	5.40	0.13	2.00

The surface sampling outlined significant zones of mineralization on the F and G veins.

F Vein

- 125 meters long, 1.3 meters wide grading 12.5 g/t gold. (Resampling estimated the zone at 80 meters long, 2.0 meters wide and grading 9.46 g/t gold).

G Vein

- 70.0 meters long, 2.6 meters wide grading 12.01 g/t gold.
- 35.0 meters long, 2.3 meters wide grading 4.2 g/t gold.

In February 2004, Golden Peaks initiated a prospecting, mapping and sampling program concentrating on the mineralized structures and on the areas with anomalous gold-in-stream sediment anomalies. It is too early at this time to comment on any results.

Tanque Negro Project, Rio Negro Province, Argentina

The results of the 2003 diamond drilling program indicate the potential for wide zones of gold and silver mineralization deeper in the mineralized structures. The Company has completed a major review of the geology, geophysics and diamond drill results from the 2003 field program and has selected targets on the S1, SP and S4 structures for further drilling in 2004.

Golden Project, Chubut Province, Argentina

Golden Peaks owns a 100% interest in the 2,000 hectare property which lies at an altitude of approximately 1,100 meters ASL and is road accessible. The Golden project is located approximately 35 kilometres southwest of the Navidad prospect (IMA Exploration Inc.) and in the same geological province.

To-date, there has been very limited prospecting on the property. Outcrop is limited, however, numerous barite veins and epithermal chalcedonic quartz veins have been found. Five prospecting samples from quartz veining returned gold values ranging from 0.03 to 0.16 g/t gold; 4.5 to 18.3 g/t silver; and 50 to 4550 ppm mercury. Limited, reconnaissance, ground magnetic and induced polarization surveys (400 meter spaced lines) have been completed. Prominent NW-trending and N-

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JANUARY 31, 2004

trending magnetic structures are associated with the quartz and barite veining, and there are local induced polarization and resistivity responses.

The Company plans further exploration to identify diamond drill targets.

Discussion of Operations and Financial Condition

Operations

During the nine months ended January 31, 2004, the Company reported a loss of $3,170,188, an increase in loss of $2,986,474 from the loss of $183,714 in fiscal 2003. The major factor for the increase in loss experienced in 2004 was due to the$2,877,302 write-off of mineral properties and deferred explorations costs and the $21,146 provision and $8,760 in loss on sale of the Company's holdings in Resources Investments Trust PLC (Resources Trust"). In addition the Company experienced a foreign exchange loss of $11,747 in 2004, compared to a foreign exchange gain of $7,117 in 2003, which arose due to the fluctuation in the Argentinean peso to the Canadian dollar.

During the nine months ended January 31, 2004, the Company incurred $269,789 in general and administrative expenses, an increase of $57,353 from the $212,436 in 2003 primarily due to an increase of $86,232 in stock-based compensation from $2,673 in 2003 to $88,905 in 2004.

During the nine months ended January 31, 2004, the Company sold 70,000 shares of Resources Trust for net proceeds of $126,548 and realized a loss of $8,760. In addition, the Company recorded a provision of $21,146 to reflect the decrease in the market value of the investment in the shares of Resources Trust as at January 31, 2004.

During the nine months ended January 31, 2004, the Company incurred $112,513 in exploration expenditures on the Nik Claim, $353,776 on the Tanque Negro Project, $56,319 on the La Fortuna Project. Detailed discussion of the exploration activities conducted are discussed in "Exploration Update".

Liquidity and Capital Resources

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As of January 31, 2004, the Company had a working capital of $871,631. The Company believes that it has sufficient working capital to meet the anticipated cost of all its future exploration programs on the Nik Claim, Tanque Negro Project, and La Fortuna Project, and corporate overhead requirements for the remainder of 2004 and through 2005. However, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. If needed, the Company would be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured or relinquish certain of its properties.

Investor Relations Activity

The Company did not engage any companies to provide investor relations activities during the nine months ended January 31, 2004.